GUILDHALL MINERALS LTD.

 ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

DATED JULY 15, 2008

This Annual MD & A covers the Company’s fiscal year ending March 31, 2008 - and the period to July 15, 2008.  It is to be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended March 31, 2008, which were prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The Company’s Audit Committee has reviewed and approved this MD & A.

It is the Company’s practice not to provide any forward guidance or projections.  Notwithstanding this policy, this MD & A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.

Overall Performance

(a)

Guildhall is restructuring into an oil and gas company.  The Company has entered into two Letters of Intent  to acquire  the stock of two companies in consideration of the issuance of shares in its capital - which will result in a Reverse Take-Over of the Company.

The first Letter of Intent (“LOI”) provides for the acquisition of 100% of the issued shares of First West Petroleum Inc. (“First West”), a private Alberta Company  which owns crude oil, natural gas and natural gas liquids and associated equipment.   First West’s production is all located in the Province of Alberta, Canada.

The second LOI is for the acquisition of 100% of the issued shares of British American Natural Gas Corporation (“BANG”) – a private Nevada company. BANG’s assets are four oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique.  Three concessions are now subject to farmout agreements pursuant to which another U.S. oil company will drill exploration wells on these concessions paying 100% of the exploration costs (estimated at $90 million) to earn a 60% interest in the concessions.  BANG has reported that the drilling of a well on the Inhaminga Concession commenced July 4, 2008.

The principal terms of the LOI’s are provided below:

1.

The LOI dated May 20, 2008 with First West provides for Guildhall to make a formal offer to the holders of 100% of the issued shares of First West (the “First West Shares”) for which Guildhall will issue to the First West shareholders 24,500,000 Split Shares of Guildhall.  There are a number of conditions to the closing of the First West Shares acquisition, being:

(a)

Guildhall’s shareholders passing a Special Resolution to split its issued shares on a 1.5 new for 1.0 old basis – the split shares being the “Split Shares”.

(b)

Guildhall must do an equity financing of $30,000,000 (the "Financing").

(c)

Guildhall must secure approval of the listing of the Split Shares on the Toronto Stock Exchange or the TSX Venture Exchange.

(d)

The closing (“Closing”) of the acquisition of the First West Shares by Guildhall will be conditional upon:

(i)

Guildhall agreeing to loan to First West, on Closing or immediately thereafter, Cdn. $5,000,000 (the “Subsidiary Loan”) for First West to carry on its business of managing its assets, which Subsidiary Loan will be funded upon closing of the Financing;

(ii)

Guildhall loaning to First West, within ten (10) days of the date of the LOI, $250,000 which loan will be forgiven if the Closing does not occur;

(iii)

First West securing, within thirty (30) days of the date of this LOI, an additional $250,000 in loan financing;

(iv)

the assumption and payment, by Guildhall concurrently with Closing or immediately thereafter, of the debts of First West which debts will not materially exceed $5,750,000 including any funds loaned to First West by Guildhall.  The payments of debts, will be funded by the closing of the Financing;

(v)

Guildhall agreeing to pay First West’s costs, including legal costs, of negotiating and carrying out the transactions contemplated in the LOI;

(vi)

Guildhall having secured approval of its listing on the TSX or, in the alternative, secured TSX Venture Exchange approval of its relisting on the TSX Venture Exchange and any required concurrent NEX approval;

(vii)

Guildhall, concurrently with Closing, appointing to its Board of Directors two persons designated by First West;

(viii)

Guildhall issuing, to the holders of 3,165,897 First West share purchase warrants, 3,894,053 warrants to purchase Guildhall shares (the “Guildhall Warrants”).  The Guildhall Warrants will have the following terms – which are comparable to the terms of the First West share purchase warrants:  1,192,866 Guildhall Warrants shall be exercisable until September 19,2008 at $1.35 per share;  651,187 Guildhall Warrants will be exercisable until September 19, 2008 at $0.85 per share and 2,050,000 Guildhall Warrants will be exercisable until the date which is two (2) years from the Closing at an exercise price of $0.75 per share;  and

 (ix)

Guildhall providing to First West a loan of a further $100,000 by June 20, 2008.  If the Closing does not occur First West must repay the loan within 6 months of the date of the loan.

(e)

Immediately following the Closing Guildhall will issue 1,500,000 Split Shares to a “finder” in connection with the transaction.

The LOI does not constitute a binding agreement – and is dependent upon the holders of 100% of the issued shares of First West agreeing to transfer their shares to Guildhall on the terms and subject to the conditions described above.

The two principal shareholders of First West are Pacific Shelf Investments Ltd. (the issued shares of which are owned by Chris Wright) and Sam Davaraj.

2.

The LOI dated May 1, 2008 with British American Natural Gas Corporation (“BANG”) provides for the Company to purchase 100% of the issued shares of BANG from its 18 shareholders, subsequent to the closing of the transactions described in Clause 1, on the following principal terms:

(a)

Guildhall will issue to the BANG shareholders 57,209,710  Split Shares in consideration of the acquisition of the issued BANG shares;

(b)

Share purchase warrants that BANG has outstanding will be exchanged for 7,634,930 Guildhall share purchase warrants, each warrant entitling the purchase of an additional Guildhall Split Share for $0.75 until December 31, 2010;

(c)

Share purchase options that BANG has issued will be cancelled and simultaneously Guildhall will grant to the option holder an option to acquire 4,500,000 Split Shares exercisable at $0.75 per share until December 31, 2010.   When the options are granted 50% will vest immediately, 25% on January 1, 2009 and 25% on January 1, 2010;

(d)

On the closing of the transaction the principal shareholders of BANG will appoint four (4) directors to Guildhall’s six person Board of Directors;

(e)

Guildhall must provide certain funding to BANG to enable it to pay its share of the cost of work on the Mozambique concessions.

3.

Guildhall has signed an Engagement Agreement with Haywood Securities Inc., of Vancouver, Canada ("Haywood") dated June 23, 2008 pursuant to which Haywood will act as Guildhall’s agent to offer, by private placement, up to 40,000,000 Units at $0.75 per Unit – which, if fully sold, will provide Guildhall with gross proceeds of $30,000,000.  Each Unit will consist of one Split Share and one-half of one transferable share purchase warrant (each whole warrant being a “Warrant”).  Each Warrant will be exercisable to purchase one Split Share of Guildhall for a period of 24 months from closing.  The exercise price will, for the first 12 months of the term of the Warrants, be $1.00 per share and for the second 12 months $1.50 per share.  The private placement is for 26,700,000 Units with an over allotment of 13,300,000 Units (totaling 40,000,000 Units if fully subscribed).

Haywood will receive, as compensation for the Units that it sells on behalf of Guildhall:

(a)

6.5% of the gross proceeds received from the sale of Units;

(b)

Agent’s Warrants equal to 8% of the number of Units sold.  Each Agent’s Warrant will be exercisable for a period of one year to purchase a Unit for $0.75.  If Haywood exercises any Agent’s Warrants the half-warrants that it receives will have a term of 24 months measured from the date of the closing of the private placement, exercisable at $1.00 per share for a period of 12 months from such date and $1.50 per share for the balance of their term.

Guildhall is undertaking the private placement financing as it expects to require significant funding to make all the payments that will be required by the LOI’s – and to fund BANG’s initial share of the drilling programme that has commenced.

4.

General

The proposed transactions described above are arm’s-length.  None of the Non Arm’s-Length Parties of Guildhall are insiders of First West or BANG.

Neither of the transactions described in the LOI’s can close independently of the other or of the funding described in Clause 3.  Sequentially, the closing of the acquisition of the issued shares of First West must occur first – with the closing of the acquisition of the BANG shares occurring immediately thereafter.

Guildhall will be holding a special meeting of its shareholders - on a date to be announced - which will be asked to pass the Special Resolutions necessary to create the Split Shares and approve the transactions described above.

Guildhall is in the course of initiating an application for the listing of the Split Shares on the Toronto Stock Exchange.  There can be no assurance that the TSX will accept the Company's listing application.

The transactions cannot close until the required approvals are given by the Guildhall, BANG and First West shareholders.  There can be no assurance that the transactions will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transactions and the forthcoming Guildhall shareholders’ meeting, any information released or received with respect to the proposed RTO may not be accurate or complete and should not be relied upon.  Trading in the securities of Guildhall should be considered highly speculative.

In anticipation of the signing of the LOI’s the Company requested that trading in its shares be halted by the TSX Venture stock exchange NEX Board in Canada – on which the shares are listed for trading.  Trading on the TSX Venture NEX Board has not yet been reinstated.

(b)

Optioned Bridge Claim

The Company signed an Option Agreement, dated February 20, 2007, with Nicoya Explorations Ltd. (an arm’s-length company), optioning the “Bridge” mineral claim.  The claim is located immediately south of Carpenter Lake and west of Gold Bridge - in what is considered to be the historic British Columbia Bralorne Gold Camp which has a long history of gold mining.  The claim covers approximately 450 hectares.

The Option was acquired for an original cash payment of $2,500.  To maintain and exercise the Option will require the Company to issue 4 tranches of 100,000 shares each annually - the first of which was issued upon acceptance of the Option Agreement for filing by the Exchange on March 12, 2007.  If the Company obtains a positive feasibility study on the property, it will have to issue Nicoya a further 200,000 shares.  In addition, to maintain the option, the Company will have to perform an aggregate of not less than $250,000 on exploration work on the claim within the period until February 15, 2010, the first commitment being to have spent at least $50,000 on the claim by February 15, 2008.  The Agreement also reserves to Nicoya a smelter reserve royalty of 2.5% and provides that the Company can repurchase up to 1.5% of the NSR at a cost of $500,000 for each 0.5% NSR purchased.

In an Extension dated March 20, 2008, for the payment of $1,000 by the Company to the Optionor, the Optionor agreed that all of the deadline dates in the original Agreement would be extended for one year.

The Company has not yet initiated any activities on or with respect to the Bridge claim

(c)

Financing

The Company did not do any debt or equity financing during the fiscal year ended March 31, 2008.  During the fiscal year it did complete the following transactions which provided the Company with equity financing and a reduction in its indebtedness:

(i)

In October, 2007 the Company issued 17,500 shares pursuant to the exercise of share purchase warrants issued in the previous fiscal year, at a price of $0.15 per share – for which it received proceeds of $2,625;

(ii)

In December, 2007, pursuant to the exercise of share purchase warrants issued in the previous fiscal year, the Company issued 3,142,200 shares at a price of $0.15 per share – for which it received proceeds of $471,330.

(iii)

In January, 2008, pursuant to the exercise of share purchase warrants issued in the previous fiscal year,  the Company issued 1,000,500 shares at a price of $0.15 per share, receiving proceeds of $150,075.

(iv)

In November, 2007 the Company closed shares-for-debt settlement agreements with three creditors settling indebtedness of $67,200 by the issuance to the creditors of 320,000 shares at a deemed agreed price of $0.21 per share.  Further details are set out in Clause 6(c) below.

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	March 31, 2008 $	March 31, 2007 $	March 31, 2006 $
(a) Net sales or total revenues	Nil	Nil	Nil
(b) Net income or (loss) before Discontinued items or extraordinary Items: - total - per share undiluted - per share diluted *	(151,083) (0.01)	(216,222) (0.04)	(111,847) (0.03)
(c) Net income or loss - total - per share undiluted - per share diluted *	(151,083) (0.01)	(216,222) (0.04)	(111,847) (0.03)
(d) Total assets	697,833	$208,712	$141,997
(e) Total long-term financial Liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

*  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the costs that the Company incurred in its activities.  The loss in the year ended March 31, 2007 was nearly $105,000 higher than in the previous year.  This was as a result of the Company having increased activities during the earlier fiscal year and significantly increased administration expenditures.  During the last fiscal year the net loss was approximately $65,000 less than in the previous fiscal year.  While office and general expenses were increased from the previous fiscal year, professional fees and disbursements were significantly reduced.  The loss was, in part, offset by exploration tax credits received of $11,114 and the Company did not undertake any mineral claim write-down in the current fiscal year.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	March 31/08 $	Dec. 31/07 $	Sept. 30/07 $	June 30/07 $	March 31/07 $	Dec. 31/06 $	Sept. 30/06 $	June 30/06 $
(a) Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	(35,612) (0.002)	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,788) (0.02)	(58,435) (0.01)	(40,329) (0.01)	(35,170) (0.009)
(c) Net loss - total - per share undiluted -per share diluted*	(35,612) (0.002)	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,778) (0.02)	(6,935)** (0.001)	(40,329) (0.01)	(35,170) (0.009)

*As the effect of dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

** The nominal loss of only $6,935 results from the Company having, during the quarter, cancelled $51,500 in accounts payable to the Company’s President that had been previously expensed.  The said amount was cancelled by the Company’s President as part of this participation in the shares for debt settlement described in sub-clause (d) above.  It is as a result of the bookkeeping entries involved and does not represent an operational profit by the Company.

4.

Results of Operations

Because the Company did not have any business operations in the period covered by this document there can be no meaningful discussion of the results of operations.

The activities of Management during the last fiscal quarter resulted in the Company having a net loss of $35,612 for the quarter – which was marginally lower than the average of the losses in the three preceding quarters.

5.

Liquidity

As at March 31, 2008 the Company had $664,333 in cash on hand and working capital of $587,083.

The Company does not have current funding sufficient to make any significant asset acquisitions nor to undertake any significant exploration work or other business activities – nor does the Company have the funds necessary to meet its obligations under the agreements described in Clause 1(a).  Hence the Company has signed the agreement with Haywood described in Clause 1(a)(iii) above pursuant to which it is hopeful of receiving gross proceeds of $30,000,000.  However, the agreement with Haywood is a “best efforts” agreement only and there is therefore no assurance that any of the Units will be sold nor that the offering will be fully subscribed.

6.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

during the year ended March 31, 2007 and the period to the date of this document the Company has accrued management fees in favour of the President and CEO, Mr. Michael Laidlaw, of $2,500 per  month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at March 31, 2008 $7,516 was payable to Mr. Laidlaw pursuant to the Agreement.

(b)

Carl Jonsson, the Company’s Director and Corporate Secretary, acts as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services are invoiced by the law firm.  The fees accrued and partially paid for the year ending March 31, 2008 totalled $26,244 and disbursements laid out by the law firm totalled $2,572.  At March 31, 2008 $7,548 was owing to the law firm.

(c)

Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and is paid a monthly fee of $3,000 through his personal company for the time spent by him doing the Company’s accounting.  At March 31, 2008 $3,150 was owing to a firm controlled by him..

In November, 2007 the Company completed shares-for-debt settlement agreements with the Company’s three Officers (or their personal corporations) by issuing to them a total of 320,000 shares of the Company at an agreed price of $0.21 per share to settle indebtedness owing to them totalling $67,200.   Details of the accounts are as follows:

Creditor	Indebtedness settled - $	Shares issued
C.R. Jonsson Personal Law Corporation (the personal corporation of Carl R. Jonsson)	25,200	120,000
Michael Laidlaw	27,300	130,000
TK Investments Ltd. (the personal corporation of Terence Kwan)	14,700	70,000

7.

Fourth Quarter

There were no events in the fourth quarter of the last completed fiscal year (January 1, 2008 – March 31, 2008) which had any significant impact on the Company’s financial condition nor which could be considered extraordinary items.

8.

Other MD & A Requirements

(a)

Additional information relating to the Company has been filed on SEDAR and is available at www.sedar.com.   .

(b)

As the Company has not had any revenue from operations in its last two financial years the following breakdown of general and administration expenses for the fiscal years ending March 31, 2008 and March 31, 2007 is provided:

	2008 $	2007 $
Management fees Office and general Professional fees	30,000 112,994 26,916	30,000 73,281 93,126
Totals:	169,910	196,407

(c)

Outstanding share data:

(i)

The Company has 16,643,012 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has no share purchase options outstanding.

9.

Other Disclosure

(a)

Proposed Transactions

The Company is continually investigating new exploration opportunities; however, the Company has no other proposed exploration or financing transactions to report at this time.

(b)

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  Management constantly evaluate these estimates and assumptions.

Management bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgement and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

Management considers the estimates and assumptions to be an important part in understanding the financial statements.  These estimates and assumptions are subject to change, as they rely heavily on management’s judgement and are based on factors that are inherently uncertain.

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

(c)

Disclosure Controls and Procedures

The Company has established procedures that allow identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussions and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at March 31, 2007 under the supervision of management, including the President and Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures by Management to be appropriate under the circumstances.

As a result of their evaluations, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at March 31, 2007.

The President and Chief Financial Officer are also required to file certifications of the Company’s annual filings under Multilateral Instrument 52-109.

(d)

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following:  mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.